UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

GENTIUM S.P.A.

(Name of Subject Company (Issuer))

JAZZ PHARMACEUTICALS ITALY S.R.L.

JAZZ PHARMACEUTICALS PUBLIC LIMITED COMPANY

(Names of Filing Persons (Offerors)

Ordinary Shares, no par value per share

and

American Depositary Shares each representing one Ordinary Share

(Title of Class of Securities)

The CUSIP number for the Ordinary Shares, which are not traded on U.S. markets, is 37250B922.

The CUSIP number for the related American Depositary Shares is 37250B14.

(CUSIP Number of Class of Securities)

Suzanne Sawochka Hooper, Esq.

Executive Vice President and General Counsel

Jazz Pharmaceuticals Public Limited Company

3180 Porter Drive

Palo Alto, California 94304

Tel: (650) 496-3777

Copy to:

Keith A. Flaum, Esq.

Jane Ross, Esq.

James R. Griffin, Esq.

Weil, Gotshal & Manges LLP

201 Redwood Shores Parkway

Redwood Shores, CA 94065

(650) 802-3000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*
N/A*	N/A*
*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing because it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

EXHIBIT INDEX

Exhibit Number	Description

99.1	Transcript from investor/analyst conference call held on December 19, 2013.

99.2	Email from Jazz Pharmaceuticals’ Chief Executive Officer to employees, sent on December 19, 2013.

99.3	Letter from Jazz Pharmaceuticals’ Chief Executive Officer to Gentium employees, sent on December 19, 2013.

99.4	Media Standby Statement, first used on December 19, 2013.

99.5	Gentium Transaction Internal Communications Q&A, first used on December 19, 2013.

99.6	Jazz Pharmaceuticals Overview Presentation, first used on December 20, 2013.